MEMORANDUM

TO:	Shareholders of E.I. du Pont de Nemours (“Dupont,” NYSE: DD)
FROM:	Clean Yield Asset Management, Proponent of Shareholder Proposal No. 6 on the 2016 Ballot (Contact: Shelley Alpern – shelley@cleanyield.com)
DATE:	March 28, 2016

Dear DuPont Shareholder:

We are writing to request your vote in support of Shareholder Proposal No. 6 on DuPont’s 2016 ballot. The resolved clause reads:

Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by November 1, 2016, describing how DuPont is assessing the company’s supply chain impact on deforestation and the company’s plans to mitigate these risks.

The full text of the proposal is attached.

We are seeking your support for the following reasons.

DuPont sources raw materials, such as soy and palm oil, whose cultivation in some quarters has had devastating impacts on the health of the world’s forests and their inhabitants, both human and animal. The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that land use, mainly deforestation, is the second major source of human-caused CO2 emissions.

However, DuPont lacks a comprehensive approach to deforestation, which would include a policy statement; goals and commitments that are clear, public, and time-bound; and regular disclosure of progress toward meeting those commitments.

Lack of policy. In its statement of opposition to our proposal, DuPont references its annual sustainability report and statements concerning the UN Global Compact, climate change, biodiversity, sustainable food and energy and “sustainable development/local sustainability.” We laud DuPont for addressing these critical matters, and for being a leader in reducing carbon emissions. But a close inspection of these statements reveals no attention at all to the impact of the company’s operations on the world’s forests. In contrast, more than 30 major companies, including Cargill, Wilmar International, Unilever, have announced comprehensive “no deforestation” commitments.

Poor disclosure. Again, citations referenced in DuPont’s opposition statement only serve to underscore the need for the requested report.

o	DuPont mentions its participation in the CDP climate and water surveys, but fails to mention that has declined to participate in the CDP forestry survey.

o
The company notes that its annual Global Reporting Initiative (GRI) report includes approaches to “emissions management, biodiversity, agricultural productivity, sustainable palm oil, and supply chain sustainability.” Nowhere does the report address the forestry impacts of DuPont’s products, even in its one-paragraph treatment of palm oil.

o
It is welcome news that progress against the company’s palm oil goals will be reported in the 2016 GRI report “as well as additional information related to relevant raw materials identified in the Proposal,” as stated in the Opposition Statement’s fifth numbered paragraph. However, this vague commitment provides no assurance to shareholders that DuPont’s disclosure will rise to the level of specificity identified in the Proposal’s supporting statement – and thus a vote in support of the Proposal is warranted to signal the company’s management that shareholders expect robust and meaningful disclosure.

o
While two divisions of DuPont have filled out the Roundtable on Sustainable Palm Oil’s (RSPO’s) Annual Communication on Progress (ACOP), the reports do not build confidence in DuPont’s management of palm oil supply chain risks.

•
The 2014 ACOP of Danisco, a DuPont subsidiary, fails to disclose quantities of palm oil and palm oil derivatives sourced or their geographical origin, and indicates that its 2015 goals might actually be delayed or revised downward. The company also states that it has no plans to source 100% certified sustainable palm oil and has no plans to cover that gap by purchasing “book and claim” certificates (an option that charges a premium for non-certified palm oil purchases that is used to finance the expansion of the certified supply). Danisco has also failed to share its concession maps with RSPO.

•
The ACOP report submitted by DuPont de Nemours SAS fails to answer any questions related to operations and certification process, time-bound plans, actions for the next reporting period, reasons for nondisclosure of information, and more areas. Like Danisco, it has no plans to source 100% certified sustainable palm oil and has no plans to cover that gap by purchasing “green palm” certificates, and will not share concession maps.

o	While Dow Chemical reports some forestry-related initiatives, its reporting is anecdotal and lacking in a clear policy statement and time-bound goals.

DuPont’s policies lag behind those of its competitors. Danisco’s competitors include Cargill and Kerry Group PLC. In its 2014 ACOP, the Kerry Group stated its intention to source 100% sustainable palm oil for its branded food products through the use of green palm certificates and CSPO mass balance palm oil, and to increase the level of the latter in 2015. It also stated its intention to move toward the purchase of fully segregated palm oil.

In July 2014, Cargill committed to building a traceable, sustainable and transparent palm oil supply chain by 2020. It then extended its commitment to its entire agricultural supply chain.

Altogether, at least 37 major global corporations have made commitments to reduce the impacts of all or multiple agricultural products in their supply chains, including the general "zero deforestation" commitments; these commitments may complement commodity-specific commitments or stand on their own.1

Conclusion

It is our conclusion that while both DuPont and Dow Chemical are companies with a sophisticated understanding of supply chain risks and impacts, there is great room for improvement in the soon-to-be-combined entity’s handling of deforestation issues.

Please join us in sending a message to the new corporation that implementation of a more robust, ambitious and transparent deforestation policies cannot be delayed. Vote FOR Shareholder Proposal No. 6.
_____________________________
1 Aeon, Agrifirm, ASDA, Bayer, BioMar, British Airways, Campbells, Cargill, Carefour, Coca Cola, Daiwa House Group, Danone, For Farmers Group, H&M, Iglo Group, JBS, KAO, Kingfisher, L’Oreal, M&S, Mars, McDonalds, Natura, Neste Oil, Nestle, Nutreco, Oji Holdings, Olam, Pepsico, Friesland Campina, Sainsbury’s, Sodexo, Unilever, Woolworth; pending:  Keurig Green Mountain, Orkla and Sprint Corp. (Source: http://www.supply-change.org/commodity/general#load-in-more-companies.)

Appendix
Supply Chain Deforestation Impacts

DuPont is one of the world’s largest chemical companies. Palm oil, soy, sugar and wood pulp are considered major commodities sourced for a variety of DuPont products and nearly half of Dupont’s main properties are related to agriculture. Globally, demand for these commodities is fueling deforestation.

Only about 20% of the world’s original forests remain undisturbed.  The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that global warming is “unequivocal” and that land use, mainly deforestation, is the second major source of human-caused CO2 emissions. The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans’ health and welfare.

Climate change impacts from deforestation, poor forest management and human rights violations in the palm oil supply chain can be reduced through independent third party certification schemes, and monitoring of supply chains.

Key stakeholder groups now expect corporate action on forest conservation. CDP’s forest disclosure program, backed by 298 financial institutions managing over $19 trillion, asks corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Major companies, including Cargill, Wilmar International, Unilever, and over 30 others, have announced comprehensive “no deforestation” commitments.

Over thirty of the world’s biggest companies, including S.C. Johnson, Barclays, Cargill, Deutsche Bank and Lloyd’s, signed on to the New York Declaration on Forests, a declaration endorsing a global timeline to cut natural forest loss in half by 2020 and end deforestation by 2030.

DuPont discloses some information on its purchases of certified palm oil, but provides no information on the forest impact of its soy, wood pulp and sugar purchases. Even with its limited disclosure on palm oil, proponents believe that DuPont faces potential reputational and operational risks.

RESOLVED:  Shareholders request the Board to prepare a public report, at reasonable cost and omitting proprietary information, by November 1, 2016, describing how DuPont is assessing the company’s supply chain impact on deforestation and the company’s plans to mitigate these risks.

SUPPORTING STATEMENT

Meaningful indicators of how DuPont is managing deforestation risks would include:

•	A company-wide policy on deforestation,
•
The percentage of purchases of palm oil, soy, sugar and wood pulp that are traceable to suppliers verified by credible third parties as not engaged in deforestation, expansion into peatlands or natural forests, with clear goals for each commodity,

•	Results of audits to ensure raw materials in its supply chain are traceable and verified as not contributing to deforestation, and
•	Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

DuPont’s energy efficiency and greenhouse gas-reducing products boosted revenue from $100 million in 2007 to $2.5 billion in 2013. Heightened attention to the climate impacts of our company’s commodities sourcing policies is warranted to ensure consistency with the positive climate impacts of these product lines, as well as the operational reductions of greenhouse gas emissions achieved by DuPont in the last decade.